EXHIBIT 5.1

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

February 21, 2006

iStar Financial Inc.
1114 Avenue of the Americas, 27th Floor
New York, New York 10036

Dear Sirs:

We have acted as counsel to iStar Financial Inc., a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of $500 million aggregate principal amount of its 5.875% Senior Notes due 2016 (the “2016 Notes”), and $500 million aggregate principal amount of its 5.650% Senior Notes due 2011 (the “2011 Notes,” collectively with the 2016 Notes, the “Securities”). The Securities are being sold pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-124795) under the Securities Act of 1933, as amended (the “Registration Statement”).

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Securities have been duly authorized by the Company, and when issued and sold in the manner contemplated by the prospectus supplement for the offering of the Securities dated February 15, 2006, the Securities will be legal, valid and binding obligations of the Company.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus which is a part of the Registration Statement.

Very truly yours,

/s/ CLIFFORD CHANCE US LLP